Exhibit 4.2

EMCORE CORPORATION
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material provisions of our Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”), and By-Laws, as amended and restated (our “Bylaws”), insofar as they relate to the material terms of our capital stock. This summary is qualified in its entirety by reference to the full text of our Certificate of Incorporation and Bylaws, which are included as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”), as may be amended by a document filed with one of our periodic reports filed with the SEC subsequent to the date of that Annual Report. Additionally, the New Jersey Business Corporation Act (the “NJBCA”) may also affect the terms of our capital stock.

Authorized Capitalization

Our authorized capital stock consists of:

•100,000,000 shares of common stock, no par value (“Common Stock”); and
•5,882,352 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Common Stock

Subject to the relative rights, limitations and preferences of the holders of any then outstanding Preferred Stock, holders of our Common Stock will be entitled to certain rights, including (i) to share ratably in dividends if, when and as declared by our Board of Directors (our “Board”) out of funds legally available therefor and (ii) in the event of our liquidation, dissolution or winding up, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. Each outstanding share of our Common Stock entitles the holder to one vote on all matters submitted to a vote of the shareholders, including the election of directors, and the holders of shares of our Common Stock will possess the exclusive voting power. The holders of our Common Stock do not have cumulative voting rights in the election of directors or preemptive rights to subscribe for additional shares of our capital stock.

Holders of shares of our Common Stock do not have any preference, conversion, exchange, sinking fund, redemption or appraisal rights. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

Under the terms of our Certificate of Incorporation, our Board has the authority, without any requirement of vote or class vote of shareholders, to issue up to 5,882,352 shares of Preferred Stock, in one or more classes or series, and to establish and designate in any such class or series of Preferred Stock such priorities, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions as it shall determine. As of September 30, 2023, 300,000 shares of Preferred Stock are designated as Series A Junior Participating Preferred Stock, par value $0.0001 per share, and 300,000 shares of Preferred Stock are designated as Series B Junior Participating Preferred Stock, par value $0.0001 per share (the “Series B Junior Participating Preferred Stock”).

Rights

Section 382 Tax Benefits Preservation Plan

Our Board adopted a Section 382 Tax Benefits Preservation Plan (the “Section 382 Tax Benefits Preservation Plan”) with Equiniti Trust Company, LLC, as rights agent. Our Board adopted the Section 382 Tax Benefits Preservation Plan in an effort to protect shareholder value by attempting to protect against a possible limitation on our ability to use our net operating loss carryforwards (“NOLs”). If we experience an “ownership change,” as defined in the Internal Revenue Code (the “Code”), our ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. The Section 382 Tax Benefits Preservation Plan is intended to act as a deterrent to any person (an “Acquiring Person”) acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.99% or more of our outstanding Common Stock within the meaning of Section 382 of the Code and the regulations of the U.S. Department of the Treasury promulgated thereunder (the “Treasury Regulations”), without the approval of our Board.
The Rights
Our Board authorized the issuance of one right (a “Right”) per each outstanding share of the Common Stock distributable to our shareholders of record as of the close of business on October 12, 2023. One Right will also be issued together with each share of the Common Stock issued between October 12, 2023 and the earlier of the Distribution Date and the Expiration Date (each as defined below) or thereafter in accordance with the Section 382 Tax Benefits Preservation Plan. Subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, if the Rights become exercisable, each Right would initially represent the right to purchase one ten-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock for a purchase price of $3.13 (the “Purchase Price”). If issued, each Unit of Series B Junior Participating Preferred Stock would give the shareholder approximately the same dividend, voting and liquidation rights as does one share of the Common Stock. However, prior to exercise, a Right does not give its holder any rights as a shareholder, including, without limitation, any dividend, voting or liquidation rights.
Acquiring Person
Under the Section 382 Tax Benefits Preservation Plan, an “Acquiring Person” is any person who or which, together with all Affiliates and Associates (each as defined in the Section 382 Tax Benefits Preservation Plan) of such person, is or becomes the beneficial owner of 4.99% or more of the shares of Common Stock outstanding other than pursuant to a stock split, stock dividend or similar transaction or certain inadvertent actions by shareholders. Beneficial ownership is determined as provided in the Section 382 Tax Benefits Preservation Plan and generally includes, without limitation, any ownership of securities a person would be deemed to actually or constructively own for purposes of Section 382 of the Code or the Treasury Regulations promulgated thereunder. The Section 382 Tax Benefits Preservation Plan provides that the following shall not be deemed an Acquiring Person thereunder: (i) us or any of our subsidiaries; (ii) any employee benefit plan of ours or any of our subsidiaries, or any person organized, appointed, established or holding shares of our Common Stock for or pursuant to the terms of any such plan; (iii) any person who would otherwise be an Acquiring Person upon our first public announcement of the adoption of the Section 382 Tax Benefits Preservation Plan, unless and until such person, or any Affiliate of such person, acquires beneficial ownership of any additional shares of our Common Stock after our first public announcement of the adoption of the Section 382 Tax Benefits Preservation Plan (other than pursuant to a stock split, stock dividend or similar transaction) at a time when such person still beneficially owns 4.99% or more of our Common Stock then outstanding; (iv) any “direct public group” within the meaning of Treasury Regulations Section 1.382-2T(j)(2)(ii); (v) any person who as the result of an acquisition of shares of Common Stock by us (or any of our subsidiaries, or any person organized, appointed, established or holding shares of our Common Stock for or pursuant to the terms of any such plan) which, by reducing the number of shares of our Common Stock outstanding, increases the proportionate number of shares of our Common Stock beneficially owned by such person to 4.99% or more of the shares of our Common Stock then outstanding unless and until such person, or any Affiliate of such person, following our first public announcement of such share acquisition, acquires beneficial ownership of any additional shares of our Common Stock (other than pursuant to a stock split, stock dividend or similar transaction) and immediately thereafter beneficially owns 4.99% or more of our Common Stock then outstanding; (vi) any person who our Board determines in good faith has become an “Acquiring Person” inadvertently and such Person divests as promptly as practicable (as determined in good faith by our Board) a sufficient number of shares of our Common Stock so that such Person would no longer be an “Acquiring Person; and (vii) any person who our Board determines, in its sole discretion, prior to the time such person would otherwise be an Acquiring Person, should be permitted to become the beneficial owner of up to a number of the shares of Common Stock determined by our Board (the “Exempted Number”) and be exempted from being an Acquiring Person, unless and until such person acquires beneficial ownership of shares of our Common Stock in excess of the Exempted Number (other than pursuant to a stock split, stock dividend or similar transaction) in which case such person shall be an Acquiring Person. In addition, no person shall be an Acquiring Person if our Board shall have affirmatively determined in light of the intent and purposes of the Section 382 Tax Benefits Preservation Plan or other circumstances facing us, that such person should not be deemed an Acquiring Person. A person (other than any “direct public group” within the meaning of Treasury Regulations Section 1.382-2T(j)(2)(ii)) will be treated as the beneficial owner of 4.99% or more shares of the Common Stock if, in the determination of our Board, that person would be treated as a “5-percent shareholder” for purposes of Section 382 (substituting “4.99” for “5” each time “five” or “5” is used in or for such purposes of Section 382). Notwithstanding the definition of Acquiring Person under the Section 382 Tax Benefits Preservation Plan, our Board may also determine that any Person (as such term is defined in the Section 382 Tax Benefits Preservation Plan) is an Acquiring Person if such Person becomes the Beneficial Owner of 4.99% (by value) or more of our stock then outstanding (as the term “stock” is defined in Treasury Regulations Section 1.382-2(a)(3) and 1.382-2T(f)(18)).
Initial Exercisability
The Rights will not be exercisable until the close of business on the earlier to occur of (i) the tenth (10th) calendar day after the day on which a public announcement or filing that a person or group of affiliated or associated persons has become an Acquiring Person, or (ii) the tenth (10th) calendar day (or a later date determined by our Board) after the commencement of a tender or exchange offer the consummation of which would result in a person becoming an Acquiring Person (the earlier of these dates is called the “Distribution Date”).
Until the Distribution Date, the Common Stock certificates or the ownership statements issued with respect to uncertificated shares of Common Stock will evidence the Rights. Any transfer of shares of Common Stock prior to the Distribution Date will also constitute a transfer of the associated Rights. After the Distribution Date, separate rights certificates will be issued and the Rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock unless and until our Board has determined to effect an exchange pursuant to the Section 382 Tax Benefits Preservation Plan (as described below).
“Flip-In” Event
In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, and subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, a number of shares of the Common Stock having a market value of two times the Purchase Price.
Redemption
At any time prior to the earlier of (x) the close of business on the tenth (10th) calendar day after the day a public announcement or the filing is made indicating that a person has become an Acquiring Person (and prior to the giving of notice of the exchange or redemption, as applicable to the holders of the Rights) or (y) the close of business on the Final Expiration Date (as defined below), or thereafter under certain circumstances, we may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Exchange
At any time after a person becomes an Acquiring Person, our Board may exchange all or part of the outstanding Rights (other than those held by an Acquiring Person) for shares of Common Stock at an exchange rate of one share of Common Stock, or a fractional share of Series B Junior Participating Preferred Stock (or of a share of a similar class or series of our Preferred Stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).
Expiration
The Rights and the Section 382 Tax Benefits Preservation Plan will expire upon the earliest of (i) the date on which all of the Rights are redeemed, (ii) the date on which the Rights are exchanged, (iii) the consummation of a reorganization transaction entered into by us resulting in the imposition of stock transfer restrictions that our Board determines will provide protection for our tax attributes similar to that provided by the Section 382 Tax Benefits Preservation Plan, (iv) the date on which our Board determines that the Section 382 Tax Benefits Preservation Plan is no longer necessary to preserve our tax attributes, (v) the beginning of our taxable year to which our Board determines that none of our tax attributes may be carried forward because the tax attributes have been fully utilized (such earliest date, the “Expiration Date”), and (vi) the earlier of (x) the close of business on the day following the certification of the voting results of our 2024 annual meeting of shareholders or a special meeting of shareholders duly held prior to September 28, 2024, if at such shareholder meeting a proposal to approve the Section 382 Tax Benefits Preservation Plan has not been passed by the vote of the majority of the shares present in person or represented by proxy and entitled to vote thereon, and (y) September 28, 2026 (such earlier date, the “Final Expiration Date”).
Preferred Stock Purchasable Upon Exercise of Rights
After the Distribution Date, each Right will entitle the holder, subject to the terms, provisions and conditions of the Section 382 Tax Benefits Preservation Plan, to purchase, for the Purchase Price, one ten-thousandth of a share of the Series B Junior Participating Preferred Stock having economic and other terms similar to that of one share of Common Stock. This portion of a share of Series B Junior Participating Preferred Stock is intended to give a shareholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock.
Anti-Dilution Provisions
Our Board may adjust the Purchase Price, and the number of Units, shares of Common Stock or other securities or assets issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Series B Junior Participating Preferred Stock or the Common Stock.
Amendments
Until the close of business on the tenth (10th) calendar day after the day a public announcement or a filing is made indicating that a person has become an Acquiring Person, or thereafter under certain circumstances, we may amend the Rights in any manner. We may also amend the Section 382 Tax Benefits Preservation Plan after the close of business on the tenth (10th) calendar day after the day a public announcement or filing is made indicating that a person has become an Acquiring Person, to cure ambiguities, to correct defective or inconsistent provisions or to otherwise change or supplement the Section 382 Tax Benefits Preservation Plan in any manner that does not adversely affect the interests of holders of the Rights.
Tax Consequences

The issuance of the Rights should not be taxable to us or to shareholders under presently existing federal income tax law. However, if the Rights become exercisable or if the Rights are redeemed, shareholders may recognize taxable income, depending on the circumstances then existing.
Shareholder Ratification
We intend to submit the Section 382 Tax Benefits Preservation Plan for shareholder ratification at our 2024 annual meeting of shareholders.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaw Provisions and the NJBCA

Certain provisions of our Certificate of Incorporation and Bylaws, as well as certain provisions of the NJBCA, may make it more difficult to acquire control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage persons seeking to acquire control of our company to first negotiate with our Board.  We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. For additional information, we refer you to the provisions of our Certificate of Incorporation, our Bylaws and the applicable sections of the NJBCA.

Certain Provisions of our Certificate of Incorporation and Bylaws

Certain provisions contained in our Certificate of Incorporation and Bylaws could have an anti-takeover effect. These provisions:

•	authorize the issuance by our Board of Preferred Stock, without any requirement of vote or class vote of shareholders, commonly referred to as “blank check” preferred stock, which shares of Preferred Stock may have rights senior to those of our Common Stock;

•	do not provide for cumulative voting by shareholders in the election of directors. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

•	provide that directors may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote generally in the election of directors cast at a meeting of the shareholders called for that purpose;

•	provide that a supermajority vote of our shareholders is required to amend some portions of our Certificate of Incorporation and Bylaws, including requiring approval by the holders of 80% or more of the outstanding shares of our capital stock entitled to vote generally in the election of directors for certain business combinations unless these transactions meet certain fair price criteria and procedural requirements or are approved by two-thirds of our continuing directors;

•	limit the persons who can call special shareholder meetings; shareholders do not have authority to call a special meeting of shareholders;

•	establish advance notice requirements that must be complied with by shareholders to nominate persons for election to our Board or to propose matters that can be acted on by shareholders at shareholder meetings;

•	provide for the filling of vacancies on our Board by action of 66 2/3% of the directors and not by the shareholders; and

•	provide that the authorized number of directors may be changed only by resolution of our Board.

New Jersey Shareholders Protection Act

We are subject to NJBCA Section 14A-10A, which is also known the New Jersey Shareholders Protection Act, a type of anti-takeover statute designed to protect shareholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with us to negotiate with our Board for the fair and equitable treatment of all shareholders. Subject to certain qualifications and exceptions, the statute prohibits an interested stockholder of a corporation from effecting a business combination with the corporation for a period of five years unless the corporation’s board of directors approved the combination prior to the shareholder becoming an interested shareholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations covered by the New Jersey statute may not engage at any time in a business combination with any interested shareholder of that corporation unless the combination is approved by the board of directors prior to the interested shareholder’s stock acquisition date, the combination receives the approval of two-thirds of the voting stock of the corporation not beneficially owned by the interested shareholder, or the combination meets minimum financial terms specified by the statute.

An “interested stockholder” is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation and any affiliate or associate of the corporation who within the prior five year period has at any time owned 10% or more of the voting power of the then outstanding stock of the corporation.

The term “business combination” is defined broadly to include, among other things:
•the merger or consolidation of the corporation with the interested stockholder or any corporation that is or after the merger or consolidation would be an affiliate or associate of the interested stockholder,
•the sale, lease, exchange, mortgage, pledge, transfer or other disposition to an interested stockholder or any affiliate or associate of the interested stockholder of 10% or more of the corporation’s assets, or
•the issuance or transfer to an interested stockholder or any affiliate or associate of the interested stockholder of 5% or more of the aggregate market value of the stock of the corporation.

The effect of the statute is to protect non-tendering, post-acquisition minority shareholders from mergers in which they will be “squeezed out” after the merger, by prohibiting transactions in which an acquirer could favor itself at the expense of minority shareholders. The statute generally applies to corporations that are organized under New Jersey law, and have a class of stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Listing

Our Common Stock is listed on The Nasdaq Global Market under the trading symbol “EMKR.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC.